

October 28, 2010

R. Todd Joyce
Senior Vice President - Chief Financial Officer
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, CA 92880-2882

     Re: **Watson Pharmaceuticals, Inc.**
             Form 10-Q for Quarters Ended March 31, 2010 and June 30, 2010
             File No. 001-13305

Dear Mr. Joyce:

We have reviewed your October 19, 2010 response to our October 5, 2010 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing us the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information provided, we may have additional comments.

Form 10-Q for Quarter Ended March 31, 2010

Note 1 – General, page 4
Revenue and Provision for Sales Returns and Allowances, page 5

1. We acknowledge your response to comment 1. In addition to the disclosures you propose to include in future filings, please also include a discussion consistent with your response. In this regard, please ensure future disclosure discusses the methods used to assess the adequacy of your sales returns and allowance, the estimation process used to determine your SRA provision, the factors that have impacted SRA as a percentage of gross accounts receivable, and how these factors impacted working capital and corresponding reserve accounts. Your response also discusses how the addition of the Arrow Group has changed the make-up of your customer mix, product mix, and lower levels of SRA. Please also include this information in future filings.

   You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

               Sincerely,

               Jim Rosenberg
               Senior Assistant Chief Accountant